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                                                                     EXHIBIT 18


February 17, 2000

Board of Directors
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74101

Dear Sirs and Mesdames:

Note 1 of the Notes to consolidated financial statements of The Williams Companies, Inc. included in its Form 10-K for the year ended December 31, 1999, describes a change in the method of accounting for certain of its non-trading crude oil and refined products inventories from the last-in, first-out cost method to the average-cost method. There are no authoritative criteria for determining a `preferable' inventory costing method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

                                  Very truly yours,


                                  /s/ Ernst & Young LLP